UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Critical Path, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
22674 V100

(CUSIP Number)
Matthew Hobart
c/o Vectis Group, LLC
345 California Street, Suite 3300
San Francisco, California 94104
(415) 743-1610

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Vectis CP Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

See Item 3.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		5,672,378 shares of Common Stock*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		5,672,378 shares of Common Stock*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,672,378 shares of Common Stock*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.1%**

14	Type of Reporting Person (See Instructions)

OO

(Page 2 of 10)

1	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Vectis Group, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

See Item 3.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		5,672,378 shares of Common Stock*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		5,672,378 shares of Common Stock*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,672,378 shares of Common Stock*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.1%**

14	Type of Reporting Person (See Instructions)

OO

(Page 3 of 10)

1	Name of Reporting Person I.R.S. Identification No. of above person (Entities Only) Matthew Hobart

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

See Item 3.

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States

	7	Sole Voting Power

Number of		5,672,878 shares of Common Stock*

Shares	8	Shared Voting Power
Beneficially
Owned by		0

Each	9	Sole Dispositive Power
Reporting
Person		5,672,878 shares of Common Stock*

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,672,878 shares of Common Stock*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

15.1%**

14	Type of Reporting Person (See Instructions)

IN

* See attached disclosure for description of beneficial ownership

** Based on 37,682,065 outstanding shares of Common Stock of the Issuer, as disclosed in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

(Page 4 of 10)

Item 1. Security and Issuer
     This Amendment No. 3 to Schedule 13D is filed by Vectis CP Holdings, LLC, a Delaware limited liability company (“VCPH”), Vectis Group, LLC, a Delaware limited liability company (“VG”) and Matthew Hobart, an individual (“Hobart” and, collectively with VCPH and VG, the “Reporting Persons”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of Critical Path, Inc., a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is Two Harrison Street, 2nd Floor, San Francisco, CA 94105. Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Schedule 13D filed on August 8, 2003, filed by the Reporting Persons, Vectis-K1 LLC and Peter Kellner (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on January 22, 2004 (“Amendment No. 1”) and Amendment No. 2 to Schedule 13D filed on February 4, 2004. This Amendment No. 3 to Schedule 13D hereby amends and supplements the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2. All items not described herein remain as previously reported in the Initial Schedule 13D, Amendment No. 1 and Amendment No. 2.
Item 2. Identity and Background
     Item 2(b)-(c), (f) is hereby amended by replacing the last paragraph with the following:
     The principal business and principal office address of VCPH, VG and Hobart is: c/o Vectis Group, LLC, 345 California Street, Suite 3300, San Francisco, California 94104.
Item 3. Source and Amount of Funds or Other Consideration
     No amendments or supplements.
Item 4. Purpose of Transaction
     Item 4 is hereby amended by inserting the following at the end thereof:
     On December 5, 2007, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CP Holdco, LLC (“Parent”) and CP Merger Co., a wholly owned subsidiary of Parent (“Merger Sub”). Pursuant to the terms of the Merger Agreement and subject to the satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than those shares held by Parent and shareholders entitled to and who properly exercise dissenters’ right under California law) will be converted into the right to receive $0.102 in cash (subject to adjustments upon any stock split, stock dividend, stock distribution or reclassifications of the Common Stock) (the “Merger Consideration”), without interest and less any required withholding taxes. The Merger Agreement also provides that all of the outstanding warrants and options exercisable for shares of Common Stock will be cancelled at the Effective Time and holders of such options or warrants with exercise prices at or below the Merger Consideration will receive, for each share of Common Stock issuable upon exercise of such options or warrants, an amount equal to the difference between the exercise price of such options or warrants and the Merger Consideration, without interest and less any required withholding taxes. A copy of the Merger Agreement is attached hereto as Exhibit 99.1 and is incorporated by reference herein.
     In connection with the Merger, the Company will amend and restate its amended and restated articles of incorporation in the form of the Second Amended and Restated Articles of Incorporation, a copy of which is attached as Exhibit D to the Merger Agreement (which is attached as Exhibit 99.1

(Page 5 of 10)

hereto) and is incorporated by reference herein, and, immediately after the Effective Time, consummate a recapitalization (the “Recapitalization”) consisting of (i) the exchange of all of the Company’s outstanding 13.9% promissory notes due June 30, 2008 for shares of common stock of the Surviving Corporation at a price per share equal to the Merger Consideration and the cancellation of all outstanding warrants to purchase shares of Series F Redeemable Convertible Preferred Stock, pursuant to a Note Exchange Agreement, dated as of December 5, 2007, by and among the Issuer, General Atlantic Partners 74, L.P. (“GAP 74”), GapStar, LLC (“GapStar”), GAP Coinvestment Partners II, L.P. (“GAPCP II”), GAPCO GmbH &Co. KG (“GAPCO” and together with GAP 74, GapStar and GAPCP II, the “General Atlantic Shareholders”), Campina Enterprises Limited (“Campina”) and Richmond CP LLC (“Richmond CP”) which is attached hereto as Exhibit 99.2, (ii) a 70,000-to-1 reverse stock split of the Series E Redeemable Convertible Preferred (the “Series E Preferred Stock”) and the cash out of all fractional shares of Series E Preferred Stock resulting from such reverse split on an as-if-converted to Common Stock basis at a per share price equal to the Merger Consideration and (iii) the conversion, upon the election of holders of a majority of the then outstanding shares of Series D Cumulative Redeemable Convertible Preferred Stock (the “Series D Preferred Stock”) and Series E Preferred Stock, respectively, of all of the then outstanding Series D Preferred Stock and Series E Preferred Stock into shares of common stock of the Surviving Corporation pursuant to the terms of the Second Amended and Restated Articles of Incorporation.
     Parent is owned by (i) Campina and Cenwell Limited (“Cenwell,” and together with Campina, Dragonfield Limited and Lion Cosmos Limited the “CKH Shareholders”), (ii) the General Atlantic Shareholders and (iii) Richmond CP, an entity controlled by Peter Kellner (“Kellner” and together with Richmond CP, Richmond I, LLC, Richmond III, LLC, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, the “Richmond Shareholders”).
     Concurrently with the execution of the Merger Agreement, GAP 74, GapStar, GAPCP II, the CKH Shareholders, the Richmond Shareholders (except for Richmond III LLC) and VCPH entered into a Conversion and Contribution Agreement with Parent, dated as of December 5, 2007 (the “Conversion and Contribution Agreement”) pursuant to which (i) certain of such shareholders agreed to convert a certain number of their shares of Series D Preferred Stock into Common Stock prior to the record date set by the Company for determining shareholders entitled to vote on the transactions contemplated by the Merger Agreement and (ii) all of such shareholders agreed to contribute their shares of Common Stock to Parent prior to the Effective Time in exchange for units of membership interest in Parent. A copy of the Conversion and Contribution Agreement is attached hereto as Exhibit 99.3 and incorporated by reference herein.
     Concurrently with the execution of the Merger Agreement, Parent, the CKH Shareholders, the General Atlantic Shareholders, the Richmond Shareholders, VCPH, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P. entered into a Voting Agreement, dated as of December 5, 2007 (the “Voting Agreement”) pursuant to which (i) such parties agreed to vote all of their shares of Common Stock, Series D Preferred Stock and Series E Preferred Stock in favor of adopting the Merger Agreement and approving the Merger and in favor of adopting the Second Amended and Restated Articles of Incorporation and (ii) agreed to certain restrictions on their ability to transfer any such shares or Common Stock, Series D Preferred Stock or Series E Preferred Stock or to convert any such shares of Series D Preferred Stock or Series E Preferred Stock. A copy of the Voting Agreement is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

(Page 6 of 10)

     The Board of Directors of the Company (excluding directors affiliated with the CKH Shareholders and the General Atlantic Shareholders) approved the Merger Agreement on the unanimous recommendation of a special committee comprised entirely of the disinterested directors.
     The consummation of the Merger and the other transactions contemplated by the Merger Agreement are subject to a number of conditions, including, but not limited to, obtaining the approvals of the Company’s shareholders in accordance with the requirements of California law and the Company’s existing articles of incorporation.
     The Reporting Persons anticipate that, in the event the Merger and the Recapitalization are consummated, the Common Stock would cease to be quoted in any inter-dealer quotation system of a registered national securities association and the Common Stock and the Series E Preferred Stock would be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Company will cease filing reports with the Securities and Exchange Commission.
     The foregoing descriptions of the Merger Agreement, the Note Exchange Agreement, the Conversion and Contribution Agreement and the Voting Agreement and the transactions contemplated thereby are qualified in their entirety by reference to the full text of such agreements attached as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, hereto and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended as follows:
     (a) — (b) VCPH beneficially owns 5,672,378 shares of Common Stock. In its capacity as managing member of VCPH, VG may be deemed to beneficially own the shares of Common Stock held by VCPH. Matthew Hobart beneficially owns 500 shares of Common Stock and, in his capacity as managing member of VG, may also be deemed to beneficially own the shares of Common Stock held by VG.
     As a result of the agreements described in Item 4 and Item 6, the General Atlantic Shareholders, the CKH Shareholders, the Richmond Shareholders and VCPH may be deemed to be a group for purposes of Section 13(d) of the Exchange Act with respect to their holdings of the Company’s Common Stock. VCPH expressly disclaims being a member of such a group with the General Atlantic Shareholders, the CKH Shareholders, the Richmond Shareholders and neither the filing of this Schedule 13D nor any of its content will be deemed to constitute an admission that VCPH is the beneficial owner of any shares of equity securities owned by the General Atlantic Shareholders, the CKH Shareholders, the Richmond Shareholders and/or any of their affiliates for purposes of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) There have been no transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.
     (d)  Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported by this statement.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 6 is hereby amended by inserting the following at the end thereof:

(Page 7 of 10)

     The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.
Item 7. Material to Be Filed as Exhibits
     99.1 Agreement and Plan of Merger, dated as of December 5, 2007, by and among Critical Path, Inc., CP Holdco, LLC and CP Merger Co.
     99.2 Note Exchange Agreement, dated as of December 5, 2007, by and among Critical Path, Inc., General Atlantic Partners 74 L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited and Richmond CP LLC
     99.3 Conversion and Contribution Agreement, dated as of December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74 L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., Campina Enterprises Limited, Cenwell Limited, Richmond CP LLC, Richmond I, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, and Vectis-CP Holdings, LLC
     99.4 Voting Agreement, dated as of December 5, 2007, by and among CP Holdco, LLC, General Atlantic Partners 74 L.P., GapStar, LLC, GAP Coinvestment Partners II, L.P., GAPCO GmbH & Co. KG, Campina Enterprises Limited, Cenwell Limited, Dragonfield Limited, Lion Cosmos Limited, Richmond CP LLC, Richmond I, LLC, Richmond III, LLC, Peter Kellner, The Kellner Foundation, George Kellner, Trust FBO Peter and Catherine Kellner, Catherine Kellner, Clara Kellner, Paul Kellner, Vectis-CP Holdings, LLC, Ace Paragon Holdings Limited and Crosslink Crossover Fund IV, L.P.
     A Joint Filing Agreement, dated as of December 19, 2007, by and among Vectis Group, LLC, Vectis CP Holdings, LLC and Matthew Hobart

(Page 8 of 10)

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: December 19, 2007	VECTIS GROUP, LLC

	By:	/s/ Matthew Hobart

	Name:	Matthew Hobart
	Title:	Managing Member

VECTIS CP HOLDINGS, LLC

	By:	VECTIS GROUP, LLC, its managing member

	By:	/s/ Matthew Hobart

	Name:	Matthew Hobart
	Title:	Managing Member

/s/ Matthew Hobart

(Page 9 of 10)